FLAMERET, INC.
3200 Sunrise Highway Suite 51
 Wantagh, NY 11793
Tel.: (516) 816-2563

March 9, 2010

Via EDGAR

United States Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 3561

Attention: Jay Williamson, Jim Lopez and Steven Lo

RE:	Flameret, Inc. Registration Statement on Form S-1 File Number: 333-162022 Filed March 2, 2010

To Whom It May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form S-1A 5 to 12:00 (Eastern Standard Time) on March 11, 2010 or as soon thereafter as is practicable.

In connection with the Company's request for acceleration of the effective date of its Registration Statement on Form S-1, the Company acknowledges that:

*	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing     effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Very Truly Yours,

Flameret, Inc.

/s/ Christopher Glover
President, Flameret, Inc. Chief Executive Officer, Chief Financial Officer, President, Secretary, and Director Principal Executive Officer and (Principal Accounting Officer)